April 1, 2016

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Account 10 (“Registrant”)

Post-Effective Amendment No.10 on Form N-4

File Nos.333-186218/811-07355

RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Variable Annuity Account (“Registrant”)

Post-Effective Amendment No.5 on Form N-4

File Nos. 333-186220/811-07623

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on March 31, 2016 for the above-referenced Post-Effective Amendment filings filed on or about Feb. 24, 2016. Comments and responses are outlined below.

Comment 1.

In the “Expense Summary – Contract Owners Transaction Expenses –Other Annual Expenses – Optional Living Benefits – Accumulation Protector Benefit (APB) rider fee” and “Charges – Accumulation Protector Benefit Rider Charge” sections, in the table listing fees applied to previously sold contracts, Maximum Annual rider fee should be listed first and Initial Annual rider fee should follow.

Response: We have modified the table to list the Maximum Annual rider fee first.

Comment 2.

In the “Expense Summary – Contract Owners Transaction Expenses –Other Annual Expenses – Optional Living Benefits – Accumulation Protector Benefit (APB) rider fee” and “Charges – Accumulation Protector Benefit Rider Charge” sections, in the table listing current annual rider fees for elective step ups or elective spousal continuation step up, add column listing the Maximum fees.

Response: We have modified the table to add the Maximum fees.

Comment 3.

Please confirm that the new fee will be reflected in the Maximum examples.

Response:

Maximum examples assume the most expensive combination of contract features and benefits and maximum fees and expenses of the funds available with that combination of contract features. Since these examples assume Maximum fees for any rider, the change in the Current fee for the APB rider will not impact the calculation. The most expensive rider under the contract (SecureSource Stages 4 Plus rider) has the maximum fee of 2.75% and this fee was calculated for the most expensive combination.

Comment 4.

Tandy representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Registrant agrees to make such representations. In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 671-8056, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Timothy D. Crawford

Timothy D. Crawford

Assistant General Counsel and Assistant Secretary

2